UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                           SOUTHWALL TECHNOLOGIES INC.
                           ---------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    844909101
                     ---------------------------------------
                                  (CUSIP Number)


                                  SAUL S. COHEN
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                  212-969-3000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                DECEMBER 18, 2003
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box |X|.

    The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                                     --------------------
CUSIP NO. 844909101                                          PAGE 1 OF 6
-----------------------                                     --------------------

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         Needham & Company, Inc.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)

-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) /_/
                                                                  (b) /X/
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         WC

-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               /_ /

-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

-------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
                               1,678,182

   NUMBER OF             ------------------------------------------------------
    SHARES               8     SHARED VOTING POWER
 BENEFICIALLY                  0
 OWNED BY EACH
   REPORTING             ------------------------------------------------------
  PERSON WITH            9     SOLE DISPOSITIVE POWER
                               1,678,182

                         ------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               0

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON

         1,678,182
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           /_/

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.38%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         BD
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                     --------------------
CUSIP NO. 844909101                                          PAGE 2 OF 6
-----------------------                                     --------------------

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         Needham Management Partners, L.P.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)

-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) /_/
                                                                  (b) /X/
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         WC

-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               /_ /

-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

-------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
                               0

   NUMBER OF             ------------------------------------------------------
    SHARES               8     SHARED VOTING POWER
 BENEFICIALLY                  700,000
 OWNED BY EACH
   REPORTING             ------------------------------------------------------
  PERSON WITH            9     SOLE DISPOSITIVE POWER
                               0

                         ------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               700,000

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON

         700,000
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           /_/

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.58%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                     --------------------
CUSIP NO. 844909101                                          PAGE 3 OF 6
-----------------------                                     --------------------

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         Needham Emerging Growth Partners, L.P.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)

-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) /_/
                                                                  (b) /X/
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         WC

-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               /_ /

-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

-------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
                               0

   NUMBER OF             ------------------------------------------------------
    SHARES               8     SHARED VOTING POWER
 BENEFICIALLY                  300,000
 OWNED BY EACH
   REPORTING             ------------------------------------------------------
  PERSON WITH            9     SOLE DISPOSITIVE POWER
                               0

                         ------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               300,000

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON

         300,000
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           /_/

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.39%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

-----------------------                                     --------------------
CUSIP NO. 844909101                                          PAGE 4 OF 6
-----------------------                                     --------------------

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         Needham Contrarian Fund, L.P.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)

-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) /_/
                                                                  (b) /X/
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         WC

-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               /_ /

-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

-------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
                               0

   NUMBER OF             ------------------------------------------------------
    SHARES               8     SHARED VOTING POWER
 BENEFICIALLY                  300,000
 OWNED BY EACH
   REPORTING             ------------------------------------------------------
  PERSON WITH            9     SOLE DISPOSITIVE POWER
                               0

                         ------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               300,000

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON

         300,000
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           /_/

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.39%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

-----------------------                                     --------------------
CUSIP NO. 844909101                                          PAGE 5 OF 6
-----------------------                                     --------------------

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         Needham Emerging Growth Partners (Caymans), L.P.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) /_/
                                                                  (b) /X/
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         WC

-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               /_ /

-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

-------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
                               0

   NUMBER OF             ------------------------------------------------------
    SHARES               8     SHARED VOTING POWER
 BENEFICIALLY                  100,000
 OWNED BY EACH
   REPORTING             ------------------------------------------------------
  PERSON WITH            9     SOLE DISPOSITIVE POWER
                               0

                         ------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               100,000

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON

         100,000
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           /_/

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.80%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

-----------------------                                     --------------------
CUSIP NO. 844909101                                          PAGE 6 OF 6
-----------------------                                     --------------------

-------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSONS
         George A. Needham
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         (Intentionally Omitted)
-------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) /_/
                                                                  (b) /X/
-------------------------------------------------------------------------------
  3      SEC USE ONLY

-------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         PF

-------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               /_ /

-------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

-------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
                               30,000

   NUMBER OF             ------------------------------------------------------
    SHARES               8     SHARED VOTING POWER
 BENEFICIALLY                  5,000
 OWNED BY EACH
   REPORTING             ------------------------------------------------------
  PERSON WITH            9     SOLE DISPOSITIVE POWER
                               30,000

                         ------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                               5,000

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON

         35,000
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           /X/

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.28%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13D
                        PURSUANT TO RULE 13D-1 UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

ITEM 1.  SECURITY AND ISSUER.

       This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Southwall Technologies Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1029 Corporation Way, Palo Alto, California 94303.

ITEM 2.  IDENTITY AND BACKGROUND.

       (a)-(c) and (f) This Statement is filed by Needham & Company, Inc., a Delaware corporation ("Needham & Co."), Needham Management Partners, L.P., a Delaware limited partnership ("NMP"), Needham Emerging Growth Partners, L.P., a Delaware limited partnership ("NEGP"), Needham Contrarian Fund, L.P., a Delaware limited partnership ("NCF"), Needham Emerging Growth Partners (Caymans), L.P., a Cayman Islands limited partnership ("NEGPC"), and George A. Needham, a natural person who is a U.S. citizen. Needham & Co., NMP, NEGP, NCF, NEGPC and George A. Needham are collectively referred to in this Statement as the "Reporting Persons."

       The principal business office or mailing address of the Reporting Persons is c/o Needham & Company, Inc., 445 Park Avenue, New York, New York 10022. Needham & Co. is an investment banking, securities and asset management firm. The business of NMP is serving as the general partner of NEGP, NCF and NEGPC, each of which are private investment partnerships. The present principal occupation of George A. Needham is Chairman of the Board and Chief Executive Officer of Needham & Co. The name and principal occupation or employment of the executive officers, directors or general partners of the Reporting Persons who are corporations and limited partnerships are set forth on Schedule I to this Statement.

       (d) and (e) During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The source of funds used to purchase the shares of Common Stock owned by each of Needham & Co., NEGP, NCF, and NEGPC was the working capital of such Reporting Person. The source of funds used to purchase the shares of Common Stock owned by George A. Needham and members of his family held in custodial accounts for which Mr. Needham is the custodian was the personal funds of Mr. Needham.

       On July 11, 2003, Needham & Co. filed a Schedule 13G amendment with the Securities and Exchange Commission (the "Commission") reporting the ownership by the Reporting Persons of the shares of Common Stock reported herein, subject to the disclaimers therein and herein, other than with respect to the Warrant (as defined below) and the shares of Common Stock issuable upon exercise of the Warrant described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

       On December 18, 2003, the Company entered into an agreement (the "Investment Agreement") for a new bank loan guarantee and equity financing package of up to $7,500,000 from Needham & Co., certain of its affiliates and Dolphin Asset Management ("Dolphin"), and, pursuant to the Investment Agreement, issued a warrant to Needham & Co. to purchase 941,115 shares of Common Stock for an exercise price of $0.01 per share (the "Warrant"). The Warrant is immediately exercisable and expires on December 18, 2008. Pursuant to the Investment Agreement, the Company has granted Needham & Co. board observer rights and appointed a new chairman of the board of directors.

       Under the terms of the Investment Agreement, Needham & Co. executed a guarantee of up to $2.25 million under a $3,000,000 line of credit facility the Company entered into with Pacific Business Funding, a division of Cupertino National Bank, which is a subsidiary of Great Bay Bancorp ("PBF"). Subject to certain conditions, Needham & Co. will execute a guarantee of the remaining $750,000 under the line of credit and will receive an additional warrant to purchase 941,115 shares of Common Stock on the same terms and conditions as the Warrant.

       The Investment Agreement provides that, following the extensions of credit described above, and subject to certain conditions, Needham & Co., certain affiliates of Needham, and Dolphin would agree to purchase from the Company, and the Company would agree to sell to them, an aggregate of 1,500,000 shares of the Series A preferred stock at a price of $1.00 per share, upon the completion, in the purchasers' reasonable discretion, of certain restructuring measures. The preferred stock would be convertible on a one-for-one basis into Common Stock, have a preference over the Common Stock in the event of a liquidation or winding up of the Company, and carry a cumulative dividend of 10% per annum along with other protective and anti-dilution provisions. The approval of the holders of the Series A preferred stock will be required for the Company to take certain actions, including the consummation of any merger or sale of the Company or all or substantially all of its assets. In connection with this purchase of the Company's preferred stock, the purchasers would receive additional five year warrants to purchase a number of shares of Common Stock equal to an aggregate of 7.5% of the total shares outstanding, at a nominal exercise price.

       The Investment Agreement further provides that Needham & Co., certain affiliates of Needham & Co., and Dolphin would agree to purchase from the Company, and the Company would agree to sell to them, an additional 3,000,000 shares of the Series A preferred stock at a price of $1.00 per share upon satisfaction, in the purchasers' reasonable discretion, of certain conditions. These conditions include the Company having attained certain revenue levels for the first quarter of 2004 from current business lines and the achieving of cash flow break-even at quarterly revenue levels below third quarter 2003 levels. In connection with this second purchase of the Company's preferred stock, the purchasers would receive additional warrants to purchase a number of shares of the Company's Common Stock equal to an aggregate of 6% of the total shares outstanding, at a nominal exercise price. The Company granted certain registration rights to Needham & Co., certain affiliates of Needham & Co., and Dolphin with respect to the shares issuable upon exercise of the warrants or conversion of the preferred stock.

       If all of the transactions contemplated by the Investment Agreement are completed and if Needham & Co. and its affiliated entities were to exercise all such warrants and convert all such shares of preferred stock, while maintaining their current position of approximately 1,472,000 shares of Common Stock, then the Reporting Persons and their affiliated entities would own approximately 6,856,000 shares of all Common Stock, or about 31% of the total shares outstanding.

       Under the Investment Agreement, the Company is also required to issue additional Common Stock warrants to Needham & Co., certain affiliates of Needham, and Dolphin to protect their ownership position if the Company issues additional debt or equity in connection with its restructuring efforts.

        Other than as specified in this Item 4, the Reporting Persons have no plans or proposals which relate to or which would result in or relate to any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) (1) Needham & Co. owns of record and beneficially 737,067 shares of Common Stock and the Warrant, which is immediately exercisable for 941,115 shares of Common Stock. Assuming the full exercise of the Warrant, Needham & Co. would own of record 1,678,182 of Common Stock, which would constitute 13.38% of the issued and outstanding Common Stock.

       (2) NEGP owns of record and beneficially 300,000 shares of Common Stock, which constitutes 2.39% of the issued and outstanding Common Stock.

       (3) NCF owns of record and beneficially 300,000 shares of Common Stock, which constitutes 2.39% of the issued and outstanding Common Stock.

       (4) NEGPC owns of record and beneficially 100,000 shares of Common Stock, which constitutes 0.80% of the issued and outstanding Common Stock.

       (5) NMP may be deemed to own beneficially the aggregate amount of 700,000 shares of Common Stock owned by NEGP, NCF and NEGPC by virtue of its position as general partner of those Reporting Persons, which amount constitute 5.58% of the issued and outstanding Common Stock. NMP disclaims beneficial ownership of all of the reported shares of Common Stock owned by NEGP, NCF and NEGPC, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

       (6) George A. Needham owns of record and beneficially 30,000 shares of Common Stock. He also may be deemed to beneficially own (i) the shares of Common Stock and the Warrant owned by Needham & Co. by virtue of his position in and share ownership of Needham & Co., (ii) the shares of Common Stock owned by NEGP by virtue of his position as general partner of NMP, the general partner of NEGP, (iii) the shares of Common Stock owned by NCF by virtue of his position as general partner of NMP, the general partner of NCF, (iv) the shares of Common Stock owned by NEGPC by virtue of his position as general partner of NMP, the general partner of NEGPC, and (v) 5,000 shares of Common Stock owned by family members of Mr. Needham. The aggregate amount of shares of Common Stock owned by Mr. Needham and his family members is 35,000, which constitutes 0.28% of the issued and outstanding shares of Common Stock. Mr. Needham disclaims beneficial ownership of all of the reported shares of Common Stock and the Warrant, except the shares of Common Stock he owns of record, and the inclusion of these shares in this report shall not be deemed an admission by him of beneficial ownership for any purpose.

       (b) Needham & Co. has the sole power to direct the vote and disposition of 737,067 shares of Common Stock directly owned by it, and, assuming the exercise of the Warrant in full, Needham & Co. will have the sole power to direct the vote and disposition of 941,115 shares of Common Stock issuable upon the exercise of the Warrant. NMP, the general partner of NEGP, and NEGP have shared power to direct the vote and disposition of 300,000 shares of Common Stock directly owned by NEGP. NMP, the general partner of NCF, and NCF have shared power to direct the vote and disposition of 300,000 shares of Common Stock directly owned by NCF. NMP, the general partner of NEGPC, and NEGPC have shared power to direct the vote and disposition of 100,000 shares of Common Stock directly owned by NEGPC. George A. Needham has the sole power to direct the vote and disposition of 30,000 shares of Common Stock directly owned by him. Mr. Needham has shared power to direct the vote of 5,000 shares of Common Stock owned directly by members of his immediate family. George A. Needham may be deemed to have shared power to direct the vote and disposition of (i) the shares of Common Stock owned by Needham & Co., and the shares of Common Stock issuable upon exercise of the Warrant, by virtue of his position in and share ownership of Needham & Co., and (ii) the shares of Common Stock owned directly by NEGP, NCF and NEGPC because he serves as managing general partner of NMP, the general partner of NEGP, NCF and NEGPC. Mr. Needham disclaims beneficial ownership of the shares of Common Stock owned by Needham & Co., NEGP, NCF and NEGPC.

       (c) Except as noted above, the Reporting Persons did not effect any transactions in the securities of the Company during the past 60 days.

       (d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Other than as described in Item 4 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   EXHIBIT NO.     DESCRIPTION
   -----------     -----------

       1            Joint Filing Agreement

       2 Investment Agreement, dated December 18, 2003, incorporated herein by reference to Exhibit 99.2 to the Company's Form 8-K filed with the SEC on December 23, 2003.

       3 Warrant, dated December 18, 2003, incorporated herein by reference to Exhibit 99.5 to the Company's Form 8-K filed with the Commission on December 23, 2003.

       4 Registration Rights Agreement, dated December 18, 2003, incorporated herein by reference to Exhibit 99.3 to the Company's Form 8-K filed with the Commission on December 23, 2003.

       5 Guaranty, dated December 18, 2003, by Needham & Company, Inc. in favor of Pacific Business Funding.

                                    SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  December 29, 2003



                                       NEEDHAM & COMPANY, INC.


                                       By:  /s/Glen W. Albanese
                                           -------------------------------------
                                           Name:   Glen W. Albanese
                                           Title:  Chief Financial Officer



                                            /s/George A. Needham
                                           -------------------------------------
                                                    George A. Needham



                                       NEEDHAM EMERGING GROWTH PARTNERS, L.P.


                                       By: Needham Management Partners, L.P.,
                                           its general partner


                                       By:  /s/Glen W. Albanese
                                           -------------------------------------
                                           Name:   Glen W. Albanese
                                           Title:  General Partner



                                       NEEDHAM CONTRARIAN FUND, L.P.

                                       By: Needham Management Partners, L.P.,
                                           its general partner


                                       By:  /s/Glen W. Albanese
                                           -------------------------------------
                                           Name:   Glen W. Albanese
                                           Title:  General Partner

                                       NEEDHAM EMERGING GROWTH PARTNERS
                                       (CAYMANS), L.P.

                                       By: Needham Management Partners, L.P.,
                                           its general partner



                                       By:  /s/Glen W. Albanese
                                           -------------------------------------
                                           Name:   Glen W. Albanese
                                           Title:  General Partner




                                       NEEDHAM MANAGEMENT PARTNERS, L.P.


                                       By:  /s/Glen W. Albanese
                                           -------------------------------------
                                           Name:   Glen W. Albanese
                                           Title:  General Partner

                                   SCHEDULE I

           EXECUTIVE OFFICERS AND DIRECTORS OF NEEDHAM & COMPANY, INC.



       NAME OF OFFICER                                          PRINCIPAL EMPLOYMENT/OFFICE WITH
         OR DIRECTOR              BUSINESS ADDRESS                   NEEDHAM & COMPANY, INC.
       ---------------            ----------------               --------------------------------

                             c/o Needham & Company, Inc.
George A. Needham            445 Park Avenue                    Chairman of the Board & Chief
                             New York, New York  10022          Executive Officer

John C. Michaelson           c/o Needham & Company, Inc.        President of Needham Funds
                             445 Park Avenue
                             New York, New York 10022

John J. Prior, Jr.           c/o Needham & Company, Inc.        Managing Director, Corporate Finance
                             445 Park Avenue
                             New York, New York 10022

Chad W. Keck                 c/o Needham & Company, Inc.        Managing Director, Corporate Finance,
                             445 Park Avenue                    West Coast
                             New York, New York 10022

Warren M. Foss               c/o Needham & Company, Inc.        Managing Director, Institutional Sales
                             445 Park Avenue
                             New York, New York 10022

Vincent J. Keney             c/o Needham & Company, Inc.        Managing Director, OTC Trading
                             445 Park Avenue
                             New York, New York 10022

Theodor J. Kundtz            c/o Needham & Company, Inc.        Managing Director, Equity Research
                             445 Park Avenue
                             New York, New York 10022

Glen W. Albanese             c/o Needham & Company, Inc.        Managing Director, Chief Financial
                             445 Park Avenue                    Officer
                             New York, New York 10022

Andre R. Horn                c/o Needham & Company, Inc.        Chairman Emeritus
                             445 Park Avenue
                             New York, New York 10022

Edgar F. Heizer, Jr.         c/o Needham & Company, Inc.        Director
                             445 Park Avenue                    Chairman of the Board of Heizer
                             New York, New York  10022          Corporation

Eugene R. White              c/o Needham & Company, Inc.        Director
                             445 Park Avenue
                             New York, New York 10022

Joseph H. Reich              c/o Needham & Company, Inc.        Director
                             445 Park Avenue                    Managing General Partner of Centennial
                             New York, New York  10022          Associates


                                   SCHEDULE I

        Needham Management Partners, L.P. is the sole general partner of: (a) Needham Emerging Growth Partners, L.P., (b) Needham Contrarian Fund, L.P., and
(c) Needham Emerging Growth Partners (Caymans), L.P.

        The general partners of Needham Management Partners, L.P. are:




       NAME OF OFFICER                                          PRINCIPAL EMPLOYMENT/OFFICE WITH
         OR DIRECTOR              BUSINESS ADDRESS                   NEEDHAM & COMPANY, INC.
       ---------------            ----------------               --------------------------------


George A. Needham            c/o Needham & Company, Inc.        Chairman of the Board & Chief
                             445 Park Avenue                    Executive Officer
                             New York, New York 10022

John C. Michaelson           c/o Needham & Company, Inc.        President of Needham Funds
                             445 Park Avenue
                             New York, New York 10022

Jane K. Kloppenburg          c/o Needham & Company, Inc.        Managing Director, Portfolio Manager
                             445 Park Avenue
                             New York, New York 10022

Glen W. Albanese             c/o Needham & Company, Inc.        Managing Director, Chief Financial
                             445 Park Avenue                    Officer
                             New York, New York 10022

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common shares of beneficial interest, par value $.001 per share, of Southwall Technologies Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 29th day of December, 2003.

                                       NEEDHAM & COMPANY, INC.



                                       By:  /s/Glen W. Albanese
                                           -----------------------------------
                                           Name:   Glen W. Albanese
                                           Title:  Chief Financial Officer


                                            /s/George A. Needham
                                       -------------------------------------
                                                 George A. Needham




                                       NEEDHAM EMERGING GROWTH PARTNERS, L.P.


                                       By: Needham Management Partners, L.P.,
                                           its general partner



                                       By:  /s/Glen W. Albanese
                                           -------------------------------------
                                           Name:   Glen W. Albanese
                                           Title:  General Partner

                                       NEEDHAM CONTRARIAN FUND, L.P.


                                       By: Needham Management Partners, L.P.,
                                           its general partner



                                       By:  /s/Glen W. Albanese
                                           -------------------------------------
                                           Name:   Glen W. Albanese
                                           Title:  General Partner



                                       NEEDHAM EMERGING GROWTH PARTNERS
                                       (CAYMANS), L.P.


                                       By: Needham Management Partners, L.P.,
                                           its general partner


                                       By:  /s/Glen W. Albanese
                                           -------------------------------------
                                           Name:   Glen W. Albanese
                                           Title:  General Partner



                                       NEEDHAM MANAGEMENT PARTNERS, L.P.


                                       By:  /s/Glen W. Albanese
                                           -------------------------------------
                                           Name:   Glen W. Albanese
                                           Title:  General Partner

                                                                       EXHIBIT 5


                                    GUARANTY


       This continuing guaranty ("Guaranty") is entered into as of December 18, 2003, by Needham & Company, Inc., a Delaware ("Guarantor"), whose address is 445 Park Avenue, New York, N.Y. 10022, in favor of Pacific Business Funding, a division of Cupertino National Bank ("PBF").

                                    RECITALS

       A. Guarantor is a shareholder of Southwall Technologies Inc., a Delaware corporation ("Borrower").

       B. Concurrently herewith, Borrower and PBF will enter into a Loan and Security Agreement, of even date herewith (such agreement and all other documents referenced therein with respect to the Advances being made under such Loan and Security Agreement shall be referred to herein collectively as the "Loan Documents"), pursuant to which PBF is extending credit to Borrower in the original principal amount of $3,000,000.

       C. In consideration of PBF's agreement to enter into the Loan Documents, Guarantor is willing to guaranty the payment and performance by Borrower of the obligations under the Loan Documents.

       D. Guarantor will obtain a substantial direct and indirect benefit if PBF enters into the Loan Documents. NOW THEREFORE, in order to induce PBF to execute the Loan Documents and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, Guarantor hereby represents, warrants, covenants and agrees as follows:

                                   AGREEMENT

       1. Definitions. All capitalized terms used but not defined herein shall have the meanings given to them in the Loan and Security Agreement referenced above.

       2. Guaranty of Payment. Guarantor unconditionally and irrevocably guarantees to PBF the prompt and complete performance and payment when due (whether at stated maturity, by acceleration or otherwise) of the obligations of Borrower under the Loan Documents for Advances made with the consent of Guarantor under Section 2.1 of the Loan and Security Agreement referenced above (the "Obligations"), together with the prompt payment of all expenses, including, without limitation, reasonable attorneys' fees, and costs incurred by PBF incidental to the collection of the Obligations. All such indebtedness and performance obligations are hereinafter referred to collectively as the "Guaranteed Indebtedness," and shall be payable and/or performed by Guarantor to PBF immediately on demand upon an Event of Default (as that term is defined in Section 6 herein). It is the intention of PBF and Guarantor that the term "Guaranteed Indebtedness" be defined to mean the full amount owed to PBF by Borrower with respect to the Obligations, including, without limitation any interest, costs, and fees (including, without limitation, attorneys' fees and costs), if any, that would have accrued but for the commencement of a case under the Bankruptcy Code or any other law governing insolvency, bankruptcy, reorganization, liquidation, or like proceeding.

       3. Payments. All payments to be made by Guarantor to PBF hereunder shall be made in lawful money of the United States of America, in immediately available funds, addressed to PBF, 20195 Stevens Creek Blvd., Suite 220, Cupertino, CA 95014, attention Mike Hansen (or such other address as PBF may hereafter specify in writing to the Guarantor) before 11:00 a.m., Pacific Time on the date due and shall be accompanied by a notice from Guarantor stating that such payments are made under this Guaranty.

       4. Independent Obligations. Guarantor's obligations under this Guaranty are independent of those of Borrower. Guarantor's liability under this Guaranty is a guaranty of payment of and performance of the Obligations, and not of the collectability of the Obligations by PBF. Guarantor's liability under this Guaranty is not conditioned or contingent upon the genuineness, validity, regularity, or enforceability of the Loan Documents. Guarantor hereby waives any and all benefits and defenses under California Civil Code Section 2810 and agrees that by doing so it is liable hereunder even if Borrower has no liability at the time of execution of the Loan Documents or thereafter cease to be liable. Guarantor hereby waives any and all benefits and defenses under California Civil Code Section 2809 and agrees that by doing so its liability may be larger in amount and more burdensome than that of Borrower. PBF may bring a separate action against the Guarantor without first proceeding against Borrower or any other person (including, without limitation, any other guarantor of the Guaranteed Indebtedness or the Obligations) or any security held by PBF and without pursuing any other remedy. PBF's rights under this Guaranty shall not be exhausted by any action by PBF until all of the Guaranteed Indebtedness has been fully paid and performed and shall not be limited or affected in any way by impairment or any diminution or loss of value of any collateral.

       5. Rights of PBF. Guarantor authorizes PBF at any time in PBF's sole discretion to alter, modify, renew, or extend any of the terms of the Guaranteed Indebtedness and the Loan Documents (including, but not limited to, changing the interest rate or the term of the obligations under the Loan Documents, crediting payments in such manner and order of priority to principal, interest, or other obligations as PBF may determine, and making other or additional financial accommodations for the benefit of Borrower); to modify, amend, renew, and enforce the Obligations (provided that no modification or amendment to the Obligations that would materially and adversely affect Guarantor shall be binding upon Guarantor without the Guarantor's written consent); to accept additional or substituted security; to subordinate, compromise or release Borrower of its liability for all or any part of the Guaranteed Indebtedness; to release, substitute or add any one or more guarantors or endorsers; to assign this Guaranty in whole or in part; and otherwise to deal with Borrower or any other guarantor or party related to the Loan Documents or any security or collateral as PBF may determine in its discretion; except that PBF shall not release any Collateral to anyone other than Guarantor until the Obligations have been repaid in full by a party other than Guarantor or the issuer of the Letter of Credit. PBF may take any of the foregoing actions upon any terms and conditions as PBF may elect without giving notice to Guarantor or obtaining the consent of Guarantor and without in any way affecting the liability of Guarantor to PBF or prejudicing PBF's rights hereunder.

Without limiting the generality of the foregoing, Guarantor hereby waives any and all rights and benefits under California Civil Code Section 2819 or any similar or successor statute.

       6. Events of Default. The occurrence of any one or more of the following shall constitute an "Event of Default" under this Guaranty:

         (a) The failure of the Borrower to pay the Guaranteed Indebtedness in full when due.

         (b)The occurrence of any other Event of Default under the Loan
Documents;

         (c) Any representation or warranty made by Guarantor to PBF in this Guaranty, or in any written statement, report, financial statement or certificate delivered by Guarantor to PBF that is not true and correct or is misleading, in any material respect, when made or delivered;

         (d) The Letter of Credit, as described in the Loan Documents, expires or is terminated or dishonored for any reason (except if draws under the Letter of Credit are dishonored solely because of the acts or omissions of PBF), or if any notice of termination is given by the issuer of the Letter of Credit for any reason; or

         (e) If Guarantor fails to perform in any material respect any obligation or violates any covenant under this Guaranty.

       7. Acceleration of Guaranty Liabilities. Upon and after an Event of Default hereunder, all or any part of the Guaranteed Indebtedness may, at the option of PBF and without demand, notice or legal process of any kind, be declared and immediately shall become due and payable by Guarantor.

       8. Waivers of Certain Rights and Defenses. Guarantor hereby expressly and irrevocably waives and releases: (a) the right to plead any and all statutes of limitations as a defense to any action brought against Guarantor by PBF, (b) any defense based upon any legal disability of Borrower or any discharge or limitation of the liability of Borrower to PBF, whether consensual or arising by operation of law or any bankruptcy, insolvency, or debtor-relief proceeding, or from any other cause; (c) diligence, and all presentments, demands, protests and notices of every kind or nature, including notices of protest, dishonor, nonpayment, acceptance of this Guarantee, and the creation, renewal, extension, modification or accrual of any of the obligations Guarantor has hereby guaranteed; (d) any defense based upon or arising out of any defense which Borrower may have to the payment or performance of any part of the Guaranteed Indebtedness; (e) the benefits, if Guarantor is entitled to any benefits, of any anti-deficiency statutes or one-form-of-action legislation, or California Commercial Code Section 9504; (f) any right to require PBF to proceed against Borrower or to proceed against any security or to pursue any other remedy in PBF's power; and (g) all rights to enforce any remedy that PBF may have against Borrower, all rights of indemnity against Borrower, whether contractual, equitable, or otherwise, and all rights to participate in any security held by PBF for the Guaranteed Indebtedness. Guarantor further waives all defenses arising under Sections 2787 through 2855 of the California Civil Code and any successor provisions to those Sections. Guarantor specifically agrees that it shall not be necessary or required, and Guarantor shall not be entitled to require, that PBF (i) file suit or proceed to assert or obtain a claim for personal judgment against Borrower, for all or any part of the Guaranteed Indebtedness, (ii) make any effort at collection or enforcement of all or any part of the Guaranteed Indebtedness from Borrower; (iii) foreclose against or seek to realize upon any security or collateral now or hereafter existing for all or any part of the Guaranteed Indebtedness; (iv) file suit or proceed to obtain or assert a claim for personal judgment against Guarantor or any other party liable for all or any part of the Guaranteed Indebtedness; (v) exercise or assert any right or remedy to which PBF is or may be entitled in connection with the Guaranteed Indebtedness or any security or guaranty relating thereto to assert; or (vi) file any claim against assets of Borrower before or as a condition of enforcing the liability of guarantor under this Guaranty. Guarantor hereby acknowledges that, pursuant to California Civil Code Section 2822(b), if PBF agrees to accept from Borrower a sum less than the balance owed on the Obligations, without the prior consent of Guarantor, Guarantor shall not be exonerated for the lesser sum. Guarantors waive all rights and defenses that Guarantors may have because Borrower's debt is secured by real property. This means, among other things: (i) PBF may collect from Guarantors without first foreclosing on any real or personal property collateral pledged by Borrower; and
(ii) if PBF forecloses on any real property collateral pledged by the debtor,
(a) the amount of the debt may be reduced only by the price for which that collateral is sold at the foreclosure sale, even if the collateral is worth more than the sale price, and (b) PBF may collect from Guarantors even if PBF, by foreclosing on the real property collateral, has destroyed any right Guarantors may have to collect from Borrower. This is an unconditional and irrevocable waiver of any rights and defenses Guarantors may have because Borrower's debt is secured by real property. These rights and defenses include, but are not limited to, any rights or defenses based upon Section 580a, 580b, 580d, or 726 of the Code of Civil Procedure. Without limiting the generality of the foregoing, Guarantors expressly waive any and all benefits and defenses under (i) California Code of Civil Procedure ("CCP") Section 580a, which will otherwise limit Guarantors' liability after a non-judicial foreclosure sale to the difference between the obligations guaranteed herein and the fair market value of the property or interests sold at such non-judicial foreclosure sale, (ii) CCP Sections 580b and 580d, which would otherwise limit PBF's right to recover a deficiency judgment with respect to purchase money obligations and after a non-judicial foreclosure sale, respectively, and (iii) CCP Section 726 which, among other things, would otherwise require PBF to exhaust all of its security before a personal judgment may be obtained for a deficiency. Guarantor waives all rights to direct the order in which any security for its obligations shall be sold in the event of any sale following an Event of Default, and also any right to have any of such security marshaled upon any sale, including without limitation any rights under Section 2845 and Section 2899 of the California Civil Code. Guarantors warrant and agree that each of the waivers set forth in this Guaranty is made with full knowledge of its significance and consequences and that, under the circumstances, the waivers are reasonable and not contrary to public policy or law. If any of such waivers are determined to be contrary to any applicable law or public policy, such waivers shall be effective only to the maximum extent permitted by law.

       9. Continuing Guaranty. Guarantor's liability under this Guaranty shall be open and continuous until that date when the Guaranteed Indebtedness has been paid in full, together with all expenses including, without limitation, reasonable attorneys' fees, and costs incurred by PBF incidental to the collection of the Guaranteed Indebtedness and the enforcement or protection of PBF's right under this Guaranty.

       10. Impairment of Guarantor's Remedies Against Borrower. In the event of an Event of Default under the Loan Documents, PBF may elect to (a) non-judicially or judicially foreclose against any real or personal property security it holds for the Guaranteed Indebtedness or any part thereof, (b) proceed directly against Guarantor and/or Borrower without seeking a foreclosure, (c) accept an assignment of any such security in lieu of foreclosure, (d) compromise or adjust any part of such obligations, or (e) exercise any other remedy against Borrower and/or any security. No such action by PBF shall release or limit the liability of Guarantor to PBF, even if the effect of that action is to deprive Guarantor of the right to collect reimbursement from Borrower for any sums paid to PBF. Without limiting the foregoing, it is understood and agreed that on any foreclosure or assignment in lieu of foreclosure of any security held by PBF, such security will no longer exist and that any right that Guarantor would otherwise have, on full payment of Borrower's obligations by Guarantor to PBF, to participate in any such security or to be subrogated to any rights of PBF with respect to any such security will be nonexistent; nor shall Guarantor be deemed to have any right, title, interest, or claim under any circumstances in or to any real or personal property held by PBF or any third party following any foreclosure or assignment in lieu of foreclosure of any such security. Guarantor agrees that PBF's exercise of certain of PBF's rights or remedies may affect or eliminate Guarantor's rights of subrogation or recovery against Borrower and that Guarantor may incur a partially or totally non-reimbursable liability under this Guaranty. Without limiting the generality of the foregoing, it is understood and agreed that Guarantors hereby waive the defense against a deficiency judgment based on Union Bank v. Gradsky, 265 Cal. App. 2d 40, 71 Cal. Rptr. 64 (1968), or subsequent cases arising out of or related to California Code of Civil Procedure sections 726, 580a, or 580d that Guarantors would otherwise have. Guarantors waive all rights and defenses arising out of an election of remedies by Lender, even though that election of remedies, such as a nonjudicial foreclosure with respect to security for a guaranteed obligation, has destroyed Guarantors' rights of subrogation and reimbursement against the principal by the operation of Section 580d of the Code of Civil Procedure or otherwise.

       11. Guaranty Made With Full Knowledge. Guarantor has had the opportunity to review the matters discussed in and contemplated by the Loan Documents, including the remedies PBF may pursue against Borrower upon an Event of Default under the Loan Documents, the value of the security or collateral for the Obligations, and Borrower's financial condition and ability to perform under the Loan Documents. Guarantor assumes full responsibility for keeping fully informed of the financial condition of Borrower and all other circumstances affecting Borrower's ability to perform Borrower's obligations to PBF. PBF shall have no duty to report to Guarantor any information that PBF receives about Borrower's financial condition or any circumstances bearing on Borrower's ability to perform.

       12. Subrogation, Reimbursement, and Contribution Rights. Subject to the provisions of this Section 12, Guarantor hereby waives all benefits and defenses under California Civil Code Sections 2847, 2848, 2849, 2850, and 3433. Further, Guarantor acknowledges and agrees that other sums may be owing to PBF by Borrower apart from the Guaranteed Indebtedness, including without limitation sums owing under the Domestic Factoring Agreement and the Ex- Im Factoring Agreement, both as defined in the Loan Agreement, and, upon an Event of Default, the PBF may apply sums recovered either from Borrower or from the foreclosure and sale of any collateral to such other indebtedness before PBF applies any such sums to the Guaranteed Indebtedness. Guarantor agrees that, until such time as PBF has been paid in full on all sums due under the Loan Documents and under both the Domestic Factoring Agreement and the Ex-Im Factoring Agreement, Guarantor shall have no right of subrogation or reimbursement against Borrower, no right of subrogation against any collateral or security provided for in the Loan Documents and no right of contribution against any other guarantor or pledgor.

Upon payment in full to PBF of all sums due under the Loan Documents (whether by Borrower or Guarantor, and whether in whole or in part by PBF exercising its rights to draw under the Letter of Credit) and under both the Domestic Factoring Agreement and the Ex-Im Factoring Agreement, Guarantor shall have the right to exercise its rights of subrogation, reimbursement or contribution at Guarantor's discretion. To the extent such waiver of Guarantor's rights of subrogation, reimbursement or contribution as set forth herein are found by a court of competent jurisdiction to be void or voidable for any reason, Guarantor's rights of subrogation and reimbursement against Borrower and its right of subrogation against any collateral or security shall be junior or subordinate to PBF's rights against Borrower and to PBF's right, title and interest in such collateral or security, and Guarantor's right of contribution against any other guarantor or pledgor shall be junior and subordinate to PBF's rights against such other guarantor or pledgor. At the request of PBF following an Event of Default under the Loan Documents, any indebtedness of Borrower to Guarantor shall be collected, enforced and received by Guarantor in trust for PBF on account of the Guaranteed Indebtedness, without affecting the liability of the Guarantor under this Guaranty.

       13. Subordination. Any indebtedness of Borrower now or hereafter held by Guarantor is hereby subordinated to the Guaranteed Indebtedness of Borrower to PBF. Such subordination by Guarantor shall include any rights of subrogation, contribution, or reimbursement against Borrower that may exist if Guarantor's waiver of the same set forth herein are found by a court of competent jurisdiction to be void or voidable for any reason. At the request of PBF following the occurrence of any of the events set forth in Section 7 above, any indebtedness of Borrower to Guarantor shall be collected, enforced and received by Guarantor in trust for PBF on account of the Guaranteed Indebtedness, without affecting the liability of the Guarantor under this Guaranty.

       14. Costs and Expenses. Guarantor agrees to pay all expenses, including, without limitation, reasonable attorneys' fees and costs incurred by PBF in connection with any effort to collect the Guaranteed Indebtedness or enforce this Guaranty, whether or not any lawsuit is filed. Until paid to PBF, such sums shall bear interest at the higher of 10% per annum or the default interest rate set forth in the Loan Documents.

       15. Delay; Cumulative Remedies. No delay or failure by PBF to exercise any right or remedy against Borrower or Guarantor shall be construed as a waiver of that right or remedy. All remedies of PBF against Borrower and Guarantor are cumulative.

       16. Consideration. Guarantor acknowledges that Guarantor will benefit by PBF entering into the Loan Documents with Borrower and that this Guaranty is delivered to PBF in order to induce it to enter into the Loan Documents, and that PBF will be relying on this Guaranty when agreeing to accept the terms of the Loan Documents. Guarantor acknowledges receipt of good, adequate, and valuable consideration for his obligations under this Guaranty.

Guarantor specifically acknowledges that Guarantor has rights of contribution or subrogation against Borrower, subject to the limitations set forth herein.

       17. Letter of Credit. Guarantor's obligations under this Guaranty are supported by the Letter of Credit. The amount to be inserted in any Drawing Certificate (as defined in the Letter of Credit) shall not exceed the Guaranteed Indebtedness, and the Letter of Credit shall be terminated upon payment in full of the Guaranteed Indebtedness.

       18. Guarantor's Representations And Warranties. Guarantor hereby represents and warrants as follows: (a) it is not insolvent at such time that it executes this agreement, as such term is defined in Section 3439.02 of the California Civil Code and 11 U.S.C. ss. 101(32) (the United States Bankruptcy
Code); (b) it will not be made insolvent by the grant of any security interest granted in connection with this Guaranty; (c ) it retains sufficient capital to conduct its business after the grant of any security interest in support of this Guaranty; and (d) the grant of any security interest will not lead Guarantor to incur debts upon its ability to pay.

       19. Guaranty Continues if Payments Are Avoided or Recovered. If all or any portion of the obligations guaranteed hereunder are paid or performed, Guarantor's obligations hereunder shall continue and remain in full force and effect in the event that all or any part of such payment or performance is avoided or recovered directly or indirectly from PBF as a preference, fraudulent transfer, or otherwise, irrespective of (a) any notice of revocation given by Guarantor prior to such avoidance or recovery, and (b) payment in full of the Guaranteed Indebtedness.

       20. Choice of Law and Venue, Jury Trial Waiver.

          (a) This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of California, without regard to principles of conflicts of law.

          (b) Any litigation filed in connection with this Agreement shall be filed in the state or federal courts in the County of Santa Clara, California.

          (c) Waiver of Jury Trial. GUARANTOR AND VBG EACH HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVE ANY RIGHT TO TRIAL BY JURY OR OF ANY CLAIMS, DEMAND, ACTION, OR CAUSE OF ACTION BASED UPON OR ARISING UNDER THIS GUARANTY OR ANY OF THE LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREIN, OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DISCUSSIONS, DEALINGS, OR ACTIONS OF SUCH PARTIES OR EITHER OF THEM (WHETHER ORAL OR WRITTEN) WITH RESPECT THERETO, OR TO THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREINAFTER ARISING, AT LAW OR IN EQUITY, INCLUDING WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. EACH PARTY HEREBY CONSENTS AND AGREES THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY A TRIAL COURT WITHOUT A JURY, AND THAT EITHER PARTY TO THIS GUARANTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY HEREOF WITH ANY COURT

AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. BORROWER ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF THIS GUARANTY AND EACH OTHER DOCUMENT TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR VBG IN AGREEING TO THE TERMS OF THE FORBEARANCE AGREEMENT. EACH PARTY REPRESENTS AND WARRANTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

       21. Governing Law And Venue. This Guaranty has been delivered to and accepted by PBF in the State of California. It shall be governed by, construed and interpreted in accordance with the substantive laws of the State of California without giving effect to any conflict of laws principle or rule that might require the application of the laws of another jurisdiction. The parties further agree that the venue for any lawsuit relating to this Guaranty shall be the State or Federal courts situated in the County of Santa Clara, California.

       22. Miscellaneous.

          (a) Severability. If any provision of this Guaranty is held to be unenforceable under applicable law for any reason, it shall be adjusted, if possible rather than voided in order to achieve the intent of Guarantor and PBF to the extent possible. In any event, all other provisions of this Guaranty shall be deemed valid and enforceable to the full extent possible under applicable law.

          (b) Amendment. Only a written instrument executed by Guarantor and PBF may amend this Guaranty.


          (c) Successors and Assigns. The provisions of this Guaranty shall bind and benefit the heirs, executors, administrators, legal representatives, successors and assigns of Guarantor and PBF, except that Guarantor shall not be permitted to transfer, convey, or assign this Guaranty or any right or obligation hereunder without the prior written consent of PBF (and any attempt to do so shall be void).

          (d) Entire Agreement. This Guaranty embodies the entire agreement among the parties hereto with respect to the matters set forth herein, and supersedes all prior agreements among the parties with respect to the matters set forth herein. No course of prior dealing among the parties, no usage of trade, and no parole or extrinsic evidence of any nature shall be used to supplement, modify or vary any of the terms hereof.

          (e) Definition of "Borrower". The term "Borrower," as used herein, means both the named Borrower and any other person or entity at any time assuming or otherwise becoming primarily liable on all or any part of the Guaranteed Indebtedness.

          (f) Facsimile Signatures. An executed copy of this Guaranty transmitted by Guarantor to PBF by facsimile transmission and bearing the signature of Guarantor shall be deemed an original hereof and may be relied upon by the recipient as duly executed and effective, notwithstanding the fact that the recipient did not receive an original copy of the transmitter's signature.

          (g) Captions. The captions and headings used in this Guaranty are for the convenience of the parties and shall not be utilized to interpret, construe or define the provisions of this Guaranty.

       THE UNDERSIGNED GUARANTOR ACKNOWLEDGES THAT IT HAS BEEN AFFORDED THE OPPORTUNITY TO READ THIS DOCUMENT CAREFULLY AND TO REVIEW IT WITH AN ATTORNEY OF ITS CHOICE BEFORE SIGNING BELOW, AND THAT GUARANTOR UNDERSTANDS THE MEANING AND EFFECT OF THIS DOCUMENT BEFORE SIGNING BELOW.

       Executed as of the date first set forth above.

                                     GUARANTOR:


                                     NEEDHAM & COMPANY, INC.,
                                     a Delaware corporation


                                     By:
                                        ----------------------------------------

                                     Its:
                                        ----------------------------------------


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